UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

BLACK NICKEL ACQUISITION CORP. I
(Exact name of registrant as specified in its charter)

0-51720
(Commission file number)

Delaware	83-0432181
(State of incorporation)	(I.R.S. Employer Identification No.)

300 Colonial Center Parkway
Suite 260
Roswell, Georgia 30076
(Address of principal executive offices)

(678) 353-2190
(Registrant’s telephone number, including area code)

BLACK NICKEL ACQUISITION CORP. I

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

BLACK NICKEL ACQUISITION CORP. I IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished to the holders of record as of September 18, 2006, of the outstanding shares of common stock, $.0001 par value (the “Common Stock”) of Black Nickel Acquisition Corp. I, a Delaware corporation (“Black Nickel” or the “Company”), in connection with the transfer of certain shares of common stock of the Company pursuant to an Agreement and Plan of Merger by and among the Company, InferX Corporation, a Virginia corporation (“InferX”), and InferX Acquisition Corp., a Virginia corporation (“Merger Sub”), to be entered into by the parties (the “Merger Agreement”). This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

Upon the closing of the transactions contemplated by the Merger Agreement (the “Merger”), the Company will, to the extent permitted by applicable law, secure the resignation of, or remove, all the existing directors of the Company so as to enable B.K. Gogia, Dr. Jerzy W. Bala and Scott B. Parliament to be appointed as directors of the Company. Each of the existing directors has indicated his intent to resign on the closing date of the Merger, which the parties intend to consummate on or around September 29, 2006 (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

CHANGE IN CONTROL TRANSACTION

In May 2006, the Company and InferX executed a letter of intent pursuant to which the parties are currently engaged in advanced negotiations to enter into a definitive agreement relating to the Merger. Pursuant to the Merger, the Merger Sub will be merged with and into InferX, and InferX will thereafter become a wholly-owned subsidiary of the Company. If the Merger is consummated, the Company will issue an aggregate of 5,600,000 of its authorized and unissued shares of Common Stock, in connection with the conversion of and exchange for all of the issued and outstanding shares of capital stock of InferX, so that immediately after such issuance the former shareholders of InferX will own approximately 82% of the Company’s outstanding shares of Common Stock and the current shareholders of the Company, in the aggregate, will own the remaining approximately 18% of such outstanding shares of Common Stock.

Additionally, the closing of the Merger is also subject to the Company’s having received irrevocable subscriptions and good and clear funds, in escrow, of not less than $250,000, in connection with a private placement offering (the “Private Placement”) of units of the Company (the “Units”), to be closed immediately after the closing of the Merger. Pursuant to the Private Placement we will issue a minimum of 500,000 Units ($250,000) and a maximum of 1,700,000 Units ($850,000) at a purchase price of $.50 per Unit. Each Unit will consist of (i) one share of Common Stock; (ii) a Class A Warrant to purchase one share of Common Stock at an exercise price of $.50 per share; and (iii) a Class B Warrant to purchase one share of Common Stock at an exercise price of $.62 per share. The Class A Warrants and the Class B Warrants are hereinafter referred to collectively as the Warrants.

As a condition precedent to the Merger, immediately prior to the consummation of the Merger, we intend to redeem 300,000 shares of our Common Stock from our current shareholders (100,000 shares from each shareholder), for an aggregate of $300.00.

On the Closing Date, the existing directors of the Company will resign, and Mr. B.K. Gogia, Dr. Jerzy W. Bala and Mr. Scott B. Parliament will be appointed as directors of the Company.

VOTING SECURITIES

The Company’s Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s shareholders. Each share of Common Stock entitles the holder thereof to one vote. As of September 18, 2006, there were 1,500,000 shares of the Company’s Common Stock outstanding.

CURRENT DIRECTORS AND OFFICERS

Name	Age	Position	Term

Paul T. Mannion, Jr.	44	President and Director	May 2005 through present

Andrew Reckles	36	Secretary and Director	May 2005 through present

Paul T. Mannion, Jr., the Company’s current President and a director, has been a Managing Director with HPC Capital Management Corp., an investment banking firm with locations in Georgia and New York City since May of 2001. Since 2001, Mr. Mannion has served as a General Partner of PEF Advisors, LLC, an investment advisory firm based in Atlanta Georgia. Prior to his position at HPC Capital Management Corp., Mr. Mannion served as Managing Director of the Investment Banking Division at vFinance Capital (previously known as Union Atlantic Capital, L.C.), an investment banking firm located in Miami, Florida, from January 2000 through June 2001. Mr. Mannion also served as President of Union Atlantic Capital, L.C. between May 2000 and April 2001. From November 1995 to September 1999, Mr. Mannion was Senior Vice President of JW Genesis Securities, Inc, a NYSE member firm. Mr. Mannion held a Senior Vice President position with Josephthal & Co., Inc. (previously Josephthal, Lyon & Ross, Inc.), another NYSE member firm, for five years and was also associated with the following firms, First Atlanta Securities, LLC, Oppenheimer & Co. and Paine Webber, Inc. Mr. Mannion also serves as President and director of Black Nickel Acquisition Corp. II and Black Nickel Acquisition Corp. III (each a publicly reporting, non-trading company). Mr. Mannion received a degree with a double major in finance and accounting from the E. Claiborne Robins School of Business at the University of Richmond.

Andrew Reckles, the Company’s current Secretary and a director, has been a Registered Person at HPC Capital Management Corp., an investment banking firm with locations in Georgia and New York City since May of 2001. Since 2001, Mr. Reckles has served as a General Partner of PEF Advisors, LLC, an investment advisory firm based in Atlanta Georgia. Mr. Reckles served as Managing Director of the Investment Banking Division at vFinance Capital (previously known as Union Atlantic Capital, L.C.), an investment banking firm located in Miami, Florida, from January 2000 through June 2001. Mr. Reckles was Managing Director of Corporate Finance at First Atlanta Securities, LLC between August 1999 and December 1999. From November 1995 to August 1999, Mr. Reckles was a Senior Vice President for JW Genesis Securities, Inc. Mr. Reckles was also associated with Prudential Securities Incorporated and Josephthal. & Co., Inc. (previously Josephthal, Lyon & Ross, Inc.). Mr. Reckles also serves as Secretary and director of Black Nickel Acquisition Corp. II and Black Nickel Acquisition Corp. III (each a publicly reporting, non-trading company). Mr. Reckles attended Arizona State University.

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any current director, executive officer, promoter or control person of the Company during the past five years.

Audit, Nominating and Compensation Committees

Our current Board of Directors does not have standing audit, nominating or compensation committees. Currently, we have only two directors, no operations and only limited resources. Instead, the functions that might be delegated to such committees have been carried out by our directors, to the extent required. Our current Board of Directors believes that the cost of establishing such committees, including the costs necessary to recruit and retain qualified independent directors to serve on our Board of Directors and such committees and the legal costs to properly form and document the authority, policies and procedures of such committees are not justified under our current circumstances. However, if the Merger is consummated, we anticipate that our Board of Directors will seek qualified independent directors to serve on the Board and ultimately form standing audit, nominating and compensation committees.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC of Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the period from May 26, 2005 (inception) to December 31, 2005 and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

NEW DIRECTORS AND OFFICERS

The following table sets forth the respective names, ages and positions of our anticipated directors and executive officers on a forward-looking basis assuming the Merger is consummated, as well as the year that each of them commenced serving as a director with InferX, if applicable. All of the directors identified below would be elected to the Board of Directors immediately after the consummation of the Merger, and their terms would run until our annual meeting of stockholders in 2007.

Name and Anticipated Position	Age	InferX Director Since

B.K. Gogia President, CEO and Chairman of the Board of Directors	55	1992

Dr. Jerzy W. Bala Chief Technology Officer and a Director	47	2006

Scott B. Parliament Chief Financial Officer and a Director	49	2006

Jesus Mena Chief Strategy Officer	60	-

Bryce Warren Vice President of Sales	59	-

Management Biographies

B.K. Gogia - Mr. Gogia has been President, CEO and Director of InferX since its inception in 1992. Prior to forming InferX, Mr. Gogia was Technical Director/Software Manager with Science Applications International Corporation (SAIC), and held senior technical positions with L3 Corporation and Lockheed Martin Corporation. Mr. Gogia began his career as a systems engineer and software developer with Data General Corporation in the field of compilers and operating systems.

Mr. Gogia holds a Bachelors degree from the University of Delhi, India; a Masters degree with a major in Computer Science from New York Institute of Technology; and a postgraduate management degree with a major in Marketing from the Institute of Marketing & Management. In 2004, Mr. Gogia was chosen to participate in a Mindshare program for CEOs of the most promising technology companies in the Greater Washington area.

Jerzy W. Bala, Ph.D. - Dr. Jerzy Bala has been employed by InferX since 1994 as Chief Scientist and was appointed Chief Technology Officer of InferX in May 2006 and Director in September 2006. Dr. Bala defines short and long term technology directions for the products, business cases for new markets, oversees research and development of future products and existing products, and manages intellectual property for InferX.

From May 2002 to October 2002, Dr. Bala consulted with Mitre Corporation, a federal funded research and development corporation (FFRDC) in its Data Exploitation and Information Management Group in development of data mining techniques for network intrusion detection sponsored by the National Security Agency; and subsequent development of Data Exploitation techniques for C2 in Operation Other Than War simulations for the U.S. Marine Corps.

From September 1998 to May 2000, Dr Bala served as Visiting Research Professor with the School of Information Technology, George Mason University, and was the recipient of a Fellowship in Computational Science and Engineering - NSF New Technologies Program in the Division of Advanced Scientific Computing.

Dr. Bala holds a Ph.D. in Computer Science from George Mason University, an MSc in Computer Engineering and a BSc in Electrical Engineering from AGH University of Science and Technology in Poland. Dr. Bala’s Doctoral Dissertation Thesis was in “Learning to Recognize Visual Concepts,” with his Advisor: Professor. Ryszard Michalski, a cofounder of Machine Learning as a discipline.

Dr. Bala has over 70 peer-review publications in conference proceedings and journals and other numerous technical papers to its credit.

Scott B. Parliament - Mr. Parliament has been Chief Financial Officer of InferX since April 2005 and a Director since September 2006. From April 2003 to December 2004, he was Chief Financial Officer of Securit-e-doc, Inc., a security and communications software company. From 2000 to April 2003, he was a Principal of KAM Strategic Advisors, a financial and management consulting firm. Mr. Parliament was also Chief Financial Officer for BioShield Technologies, Inc. (NASDAQ: BSTI) in 2000; Interim Chief Financial Officer and Head of Retail Partnerships/Business Development for Consumer Financial Network, a wholly owned subsidiary of IXL (NASDAQ: IIXL) from 1999 to 2000 and Chief Operating Officer, Director and Chief Financial Executive for Innovo Group, Inc. (NASDAQ: INNO) from 1996 to 1998. He is a CPA and spent ten years from 1980 to 1989 with BDO Seidman, one of the major international accounting firms where he specialized in small market business expansion. Mr. Parliament has a BA in Accountancy from Ferris State University.

Jesus Mena - Mr. Mena has been the Chief Strategy Officer of InferX since August 2006. From November 2005 to August 2006 he was a data mining consultant to the Department of Homeland Security, Office of Inspector General, and held the same positions with the Sandia National Laboratories from April 2003 to November 2004, the National Counterterrorist Center from May to July 2004, and the General Accountability Office in April to June 2004. At the Department of Homeland Security he was the technical lead consultant on the first department wide audit of all data mining and advanced analytical systems . Mr. Mena is a world renowned expert in analytics and data mining, and has published several books, including Homeland Security Techniques and Technologies (2005), Investigative Data Mining for Security and Criminal Detection (2003) Web Mining for Profit (2002), Data Mining Your Website (2001). His new book, The California Attacks, will be released in 2006. From April 2000 to February 2002, Mr. Mena was the CEO of WebMiner, Inc., a company in the business of Internet marketing. Prior to this Mr. Mena spent 20 years with the Internal Revenue Service where he was the lead data miner and artificial intelligence specialist. Mr. Mena has a BA in Communications from the University of Texas, El Paso.

Bryce Warren - Mr. Warren joined InferX in August 2006 as Vice President of Sales. Since 2001, he was a consultant to InferX and several other companies, assisting in capital raising and sales strategies. Mr. Warren was the Head of Mortgage Derivatives Securities Trading/Sales for Alex, Brown and Sons (1993 to 1995), as well as a Senior Managing Director and Head of Trading/Sales for Structured Capital Management, a division of First Southwest Securities (1995 to 1997). Mr. Warren received a B.S. from South Arkansas University and attended Bates College of Law at the University of Houston.

DIRECTOR AND OFFICER COMPENSATION

The Company paid no cash compensation to its current President or any other executive officers for services rendered during the fiscal year ended December 31, 2005.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation	All Other Compensation
Name and Principal Position	Year	Salary	Bonus

Paul T. Mannion, Jr., President and Director	2005 2004 2003	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-

Director Compensation

The Company currently does not pay any cash fees to directors, but we pay directors' expenses in attending board meetings. During the year ended December 31, 2005 no director expenses were reimbursed.

Employment Agreements

As of the date of this Information Statement, the Company was not a party to any employment agreements.

Upon the effectiveness of the Merger Agreement and the transactions contemplated thereby, the Company will assume the obligations to four of its five new executive officers pursuant to their existing employment agreements with InferX. InferX has entered into employment agreements with B.K. Gogia, Dr. Jerzy W. Bala, Scott B. Parliament and Jesus Mena. The employment agreements with Dr. Bala, Mr. Parliament and Mr. Mena, each have a term of three years, and Mr. Gogia’s agreement has a term of five years. All of these employment agreements are terminable during the term with or without cause. The employment agreements are terminable by the executives for “good reason”, including a material breach of the employment agreement not cured within 15 days. Upon termination for “good reason” by the executive or by the company without cause, Mr. Parliament and Mr. Mena would receive a six month severance payment, Dr. Bala’s severance payment would be for nine months and Mr. Gogia’s severance payment would be the greater of two years or the remaining term of his Employment Agreement. For the fiscal year ending December 31, 2006, the annualized salaries are $180,000, $140,000, $150,000 and $100,000, respectively, and each of the employees is eligible for a bonus defined in management by objective plans for each executive for achieving certain performance targets.

InferX has a 401(k) plan for which it provides no matching funds. No other retirement, pension, or profit sharing plans exist.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership Information as of September 18, 2006

The following table sets forth, as of September 18, 2006, certain information concerning the beneficial ownership of Common Stock by (i) each person known by the company to be the owner of more than 5% of the outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all directors and executive officers as a group. In general, “beneficial ownership” includes those shares a shareholder has the power to vote or the power to transfer, and stock options and other rights to acquire Common Stock that are exercisable currently or become exercisable within 60 days. Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The calculation of the percentage owned is based on 1,500,000 shares of Common Stock outstanding. Unless otherwise specified, the address of each of the directors and executive officers listed below is c/o Black Nickel Acquisition Corp. I, 300 Colonial Center Parkway, Suite 260, Roswell, Georgia 30076

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares Owned

Paul T. Mannion, Jr.	500,000	33.3%

Andrew Reckles	500,000	33.3%

Robert Prag 12220 El Camino Real, Suite 400 San Diego, CA 92130	500,000	33.3%

All directors and executive officers as a group (2 persons)	1,000,000	66.7%

Anticipated Beneficial Ownership Information after the Consummation of the Merger and the Private Placement

The following table sets forth certain information concerning the beneficial ownership of Common Stock by (i) each person known by the Company to be the owner of more than 5% of the outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all directors and executive officers as a group. In general, “beneficial ownership” includes those shares a shareholder has the power to vote or the power to transfer, and stock options and other rights to acquire Common Stock that are exercisable currently or become exercisable within 60 days. Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The calculation of the percentage owned is based on 8,500,000 shares of Common Stock outstanding (assuming the sale of all 1,700,000 Units in the Private Placement), but does not include any shares of Common Stock underlying the Warrants. Except as otherwise listed below, the address of each person is c/o InferX Corporation., 1600 International Drive, Suite 110, McLean, Virginia 22102.

The following information is presented on a forward-looking basis assuming the consummation of the Merger and sale of the maximum amount of securities in the Private Placement on the terms currently anticipated.

Name and Address	Amount and Nature of Beneficial Ownership		Percentage of Outstanding Shares Owned

Paul T. Mannion, Jr. 300 Colonial Center Parkway Suite 260 Roswell, Georgia 30076	400,000		4.7%

Andrew Reckles 300 Colonial Center Parkway Suite 260 Roswell, Georgia 30076	400,000		4.7%

Robert Prag 12220 El Camino Real, Suite 400 San Diego, CA 92130	435,714	(1)	5.1%

B.K. Gogia	4,237,664	(2)	49.9%

Jerzy W. Bala	496,524		5.8%

Scott B. Parliament	140,909	(3)	1.7%

Jesus Mena	—		—

Bryce Warren	—		—

All new directors and executive officers as a group (5 persons)	4,875,097	(2)(3)	57.4%

(1) Includes 35,714 shares of Common Stock which will be issued to Mr. Prag in the Merger Transaction, with respect to the conversion of all of his shares of InferX common stock. See Certain Relationships and Related Transactions elsewhere in this Information Statement.

(2) Includes 31,919 shares owned directly by Mr. Gogia’s mother, 177,330 shares owned directly by Mr. Gogia’s daughter, 177,330 shares owned directly by Mr. Gogia’s son, and 35,466 shares owned directly by Mr. Gogia’s spouse. Mr. Gogia disclaims beneficial ownership of all shares owned directly by others.

(3) Includes 10,000 shares owned directly by one of Mr. Parliament’s sons, and 10,000 shares owned directly by another of Mr. Parliament’s sons. Mr. Parliament disclaims beneficial ownership of all shares owned directly by others.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Bridge Loan to InferX

In May 2006, certain investors provided a bridge loan to InferX in the aggregate principal amount of $350,000 (the “Bridge Loan”). Robert Prag, who currently owns approximately 33.3% of our issued and outstanding shares of Common Stock and will own approximately 5.1% of our issued and outstanding shares of Common Stock, after the consummation of the Merger and the Private Placement, provided $50,000 of the Bridge Loan. In consideration for the Bridge Loan, the investors received shares of InferX common stock convertible into an aggregate of 250,000 shares of Common Stock upon the consummation of the Merger. Mr. Prag will be issued 35,714 of these shares of Common Stock. Upon the consummation of the Merger, the entire principal amount of the Bridge Loan, plus interest accrued at the rate of 8% per annum will be repaid by InferX, including the payment of $50,000 plus interest to Mr. Prag.

Registration Rights

In connection with the Merger Agreement and certain other agreements we intend to execute in connection with the Merger Agreement, we will agree to file registration statements under the Securities Act of 1933, as amended, to register the resale of our Common Stock beneficially owned by our current directors, officers and stockholders, Paul T. Mannion Jr., Andrew Reckles and Robert Prag, as well as the individuals who will become directors, officers and significant stockholders following the Merger: B.K. Gogia, Jerzy W. Bala and Scott B. Parliament. In addition, if we fail to meet certain deadlines in filing or having the registration statements declared effective, some of these individuals will be entitled to receive additional shares of Common Stock as a penalty.

Dated: September 19, 2006

By Order of the Board of Directors

Black Nickel Acquisition Corp. I

By: /s/ Paul T. Mannion, Jr.
     Paul T. Mannion, Jr., President